

November 14, 2013

<u>Via E-mail</u>
Mr. Stephen W. Tunks
President
Eco-Tek Group, Inc.
15-65 Woodstream Blvd.
Woodbridge, Ontario, Canada
L4L 7X6

      Re: **Eco-Tek Group, Inc.**
               Form 8-K Item 4.01
               Filed November 12, 2013
               File No. 0-54507

Dear Mr. Tunks:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. You state in the first paragraph and that MaloneBailey, LLP was engaged as the Company's independent registered public accounting firm on November 1, 2013. However, you state in the eleventh paragraph that MaloneBailey was re-engaged on October 17, 2013. Please revise accordingly to provide the correct engagement date in all instances.

2. You state in the third paragraph that DNTW provided a report on the Company's financial statements during the two most recent fiscal years ended December 31, 2012. Please revise herein to also state, if true, that the accountant's report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, except that such report contained an explanatory paragraph about the Company's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Also please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of dismissal, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant